Exhibit 99.1

RECORD SECOND QUARTER REVENUE OF £122.9 MILLION.

•                                          SPONSORSHIP REVENUE FOR THE SECOND QUARTER INCREASED 39.4%.

•                                          YEAR-TO-DATE ADJUSTED NET INCOME UP 19.6%.

MANCHESTER, U.K. — 12 February 2014 — Manchester United (NYSE: MANU; the “Company” and the “Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the 2014 fiscal second quarter and six months ended 31 December 2013.

Highlights

•                  Commercial revenues of £42.3 million up 18.8% for the quarter and 30.0% for the year to date.

•                  Six new sponsorship deals activated in the second quarter —Unilever and Hong Kong Jockey Club (regional); Banif Bank (financial services); Fuji TV and SPOTV Korea (MUTV) and STC (mobile).

•                  Broadcasting revenues increased 18.7% for the quarter primarily due to the new FAPL domestic and international TV rights agreements.

Commentary

Ed Woodward, Executive Vice Chairman commented, “We once again achieved a record revenue quarter with strong contributions from our commercial and broadcasting businesses despite the current league position, which everyone from the Team Manager down has acknowledged is disappointing. We continue to see meaningful opportunities to grow our commercial business and the popularity of football on TV is leading to continued broadcasting revenue growth — all of which bodes well for the long-term stability and financial strength of our business. We are also very pleased to have added a world class player in Juan Mata to our squad, who has already made a positive impact.”

Outlook

For fiscal 2014, Manchester United continues to expect:

•                  Revenue to be £420m to £430m.

•                  Adjusted EBITDA to be £128m to £133m.

Key Financials (unaudited)

£ million (except adjusted earnings/(loss) per share)	Three months ended 31 December			Six months ended 31 December
	2013	2012	Change	2013	2012	Change
Commercial revenue	42.3	35.6	18.8%	102.2	78.6	30.0%
Broadcasting revenue	46.9	39.5	18.7%	66.2	53.2	24.4%
Matchday revenue	33.7	35.0	(3.7)%	53.0	54.6	(2.9)%
Total revenue	122.9	110.1	11.6%	221.4	186.4	18.8%
Adjusted EBITDA*	51.0	50.2	1.6%	73.2	66.5	10.1%

Profit for the period (i.e. net income)	19.0	16.2	17.3%	18.7	36.7	(49.0)%
Adjusted profit for the period (i.e. adjusted net income)*	19.8	19.0	4.2%	22.0	18.4	19.6%
Adjusted basic and diluted earnings per share (pence)*	12.08	11.60	4.1%	13.45	11.34	18.6%

Gross debt	356.6	366.6	(2.7)%	356.6	366.6	(2.7)%
Cash and cash equivalents	72.1	66.6	8.3%	72.1	66.6	8.3%

* Adjusted EBITDA, adjusted profit for the period and adjusted basic and diluted earnings per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” below and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

Revenue Analysis

Commercial

Commercial revenue for the second quarter was £42.3 million, an increase of £6.7 million, or 18.8%, over the prior year quarter.

•                  Sponsorship revenue for the second quarter was £29.0 million, an increase of £8.2 million, or 39.4%, primarily due to higher renewals and the activation of new global and regional sponsorships.

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the second quarter was £9.1 million, a decrease of £0.4 million. For the year to date, revenue was £19.8 million, an increase of £0.9 million, or 4.8%.

•                  New Media & Mobile revenue for the second quarter was £4.2 million, a decrease of £1.1 million, due to the expiration of a few of our mobile partnerships.

Broadcasting

Broadcasting revenue for the second quarter was £46.9 million, an increase of £7.4 million, or 18.7%, over the prior year quarter, due to increased revenue from the Premier League domestic and international rights agreements, partly offset by one fewer Premier League game, and increases in share of UEFA Champions League fixed pool distributions as we finished 1st in the Premier League in season 2012/13 compared to 2nd in the 2011/12 season.

Matchday

Matchday revenue for the second quarter was £33.7 million, a decrease of £1.3 million, or 3.7%, over the prior year quarter, primarily due to playing one fewer home Premier League game, partly offset by one more Capital One cup game.

Other Financial Information

Operating expenses

Total operating expenses for the second quarter were £87.7 million, an increase of £14.5 million, or 19.8%, over the prior year quarter.

Staff costs

Staff costs for the second quarter were £51.6 million, an increase of £7.4 million, or 16.7%, primarily due to the impact of player acquisitions and renegotiated player contracts.

Other operating expenses

Other operating expenses for the second quarter were £20.3 million, an increase of £4.6 million, or 29.3% primarily due to foreign exchange losses and an increase in domestic cup gate share expenses from having one home domestic cup game in the second quarter (none in the prior year quarter).

Depreciation & amortisation of players’ registrations

Depreciation for the second quarter was £2.1 million, an increase of £0.3 million, or 16.7%, over the prior year quarter. Amortisation of players’ registrations was £13.4 million, an increase of £2.7 million, or 25.2%, over the prior year quarter. The unamortised balance of players’ registrations at 31 December 2013 was £132.1 million.

Exceptional items

Exceptional items for the second quarter of £0.3 million related to investment property impairment charges. Exceptional items for the prior year quarter were £0.8 million and related to professional advisor fees in connection with our initial public offering.

Net finance costs

Net finance costs for the second quarter were £5.7 million, a decrease of £3.5 million, or 38.0%, over the prior year quarter. The decrease was primarily due to a reduction in interest payable on our secured borrowings following the refinancing in June 2013.

Tax

The tax expense for the second quarter was £11.3 million, compared to an expense of £12.2 million in the prior year quarter. There have been no changes to the estimates and judgements in relation to the valuation of deferred tax assets since the June 2013 year end.

Cash flows

Net cash used in operating activities for the second quarter was £3.7 million, a decrease of £29.1 million from £25.4 million net cash generated in the prior year quarter, primarily due to adverse movements in working capital.

Capital expenditure on property, plant and equipment for the second quarter was £2.8 million, a decrease of £3.1 million from the prior year quarter.

Net player capital expenditure for the second quarter was £3.4 million, a decrease of £1.0 million from the prior year quarter.

Conference Call Information

The Company’s conference call to review second quarter fiscal 2014 results will be broadcast live over the internet today, 12 February 2014 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth.

Through our 135-year heritage we have won 62 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday.

Cautionary Statement

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.                  Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before depreciation, amortisation of, and profit on disposal of, players’ registrations, exceptional items, net finance costs, and tax credit.

We believe adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortisation), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.                  Adjusted profit for the period (i.e. adjusted net income)

Adjusted profit for the period is the adjusted profit for the period attributable to owners of the parent, calculated, where appropriate, by adding the profit for the period attributable to non-controlling interest to the profit for the period attributable to owners of the parent, adjusting for material charges related to the IPO, the repurchase of senior secured notes, foreign exchange losses/gains on US dollar denominated bank accounts and borrowings, the fair value movements on derivative financial instruments, and hedge ineffectiveness on cash flow hedges, adding/(subtracting) the actual tax expense/(credit) for the period, subtracting the adjusted tax expense for the period (based on an normalized tax rate of 35%; 2012: 35%) and subtracting the profit for the period attributable to non-controlling interest. The normalized tax rate of 35% is management’s estimate of the tax rate likely to be applicable to the Group in the long-term.

We believe that in assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of material charges related to ‘one-off’ transactions such as the IPO (including the associated recognition of  deferred tax assets or liabilities) and repurchase of senior secured notes, plus the impact of foreign exchange reflected in the retranslation of the US dollar denominated bank accounts and borrowings, the fair value movement on derivative financial instruments, and hedge ineffectiveness on cash flow hedges; and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the US statutory rate of 35%. A reconciliation of profit for the period attributable to owners of the parent to adjusted profit for the period attributable to owners of the parent is presented in supplemental note 3.

3.    Adjusted basic and diluted earnings per share

Adjusted basic and diluted earnings per share is calculated by dividing the adjusted profit for the period attributable to owners of the parent by the weighted average number of ordinary shares in issue during the period, and is presented in supplemental note 3.

Key Performance Indicators

	Three months ended		Six months ended
	31 December		31 December
	2013	2012	2013	2012
Commercial % of total revenue	34.4%	32.3%	46.2%	42.2%
Broadcasting % of total revenue	38.2%	35.9%	29.9%	28.5%
Matchday % of total revenue	27.4%	31.8%	23.9%	29.3%
Home Matches Played
FAPL	6	7	9	10
UEFA competitions	2	2	3	3
Domestic Cups	1	—	2	1
Away Matches Played
UEFA competitions	3	3	3	3
Domestic Cups	1	1	1	1

Other
Employees at period end	849	779	849	779
Staff costs % of revenue	42.5%	40.2%	47.5%	45.3%

Phasing of Premier League home games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2013/14 season*	3	6	7	3	19
2012/13 season	3	7	5	4	19
2011/12 season	3	7	5	4	19

*Subject to changes in broadcasting scheduling

Contacts

Investor Relations: Samanta Stewart +44 207 054 5928 ir@manutd.co.uk	Media: Philip Townsend Manchester United plc +44 161 868 8148 philip.townsend@manutd.co.uk

Jim Barron / Michael Henson Sard Verbinnen & Co + 1 212 687 8080

CONSOLIDATED INCOME STATEMENT

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 December		Six months ended 31 December
	2013	2012	2013	2012
Revenue	122,927	110,056	221,448	186,372
Operating expenses	(87,715)	(73,169)	(177,923)	(147,980)
Profit on disposal of players’ registrations	846	687	1,842	5,505
Operating profit	36,058	37,574	45,367	43,897
Finance costs	(5,765)	(9,277)	(15,603)	(21,753)
Finance income	48	67	107	156
Net finance costs	(5,717)	(9,210)	(15,496)	(21,597)
Profit before tax	30,341	28,364	29,871	22,300
Tax (expense)/credit	(11,301)	(12,146)	(11,124)	14,386
Profit for the period	19,040	16,218	18,747	36,686
Attributable to:
Owners of the parent	19,040	16,131	18,747	36,517
Non-controlling interest	—	87	—	169
	19,040	16,218	18,747	36,686

Earnings per share attributable to owners of the parent:
Basic and diluted earnings per share (pence)	11.62	9.85	11.44	22.54
Weighted average number of ordinary shares outstanding (thousands)	163,812	163,826	163,816	161,980

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of 31 December 2013	As of 30 June 2013	As of 31 December 2012
ASSETS
Non-current assets
Property, plant and equipment	256,511	252,808	253,609
Investment property	13,728	14,080	14,140
Goodwill	421,453	421,453	421,453
Players’ registrations	132,123	119,947	125,945
Derivative financial instruments	1,013	—	—
Trade and other receivables	141	1,583	1,500
Deferred tax asset	134,261	145,128	15,481
	959,230	954,999	832,128
Current assets
Derivative financial instruments	201	260	161
Trade and other receivables	68,787	68,619	61,970
Current tax receivable	—	—	2,500
Cash and cash equivalents	72,144	94,433	66,631
	141,132	163,312	131,262
Total assets	1,100,362	1,118,311	963,390

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of 31 December 2013	As of 30 June 2013	As of 31 December 2012
EQUITY AND LIABILITIES
Equity
Share capital	52	52	52
Share premium	68,822	68,822	68,822
Merger reserve	249,030	249,030	249,030
Hedging reserve	20,483	231	1
Retained earnings	149,139	129,825	24,323
Equity attributable to owners of the parent	487,526	447,960	342,228
Non-controlling interest	—	—	(1,834)
	487,526	447,960	340,394
Non-current liabilities
Derivative financial instruments	1,864	1,337	1,629
Trade and other payables	14,829	18,413	21,086
Borrowings	341,121	377,474	349,005
Deferred revenue	12,828	17,082	4,888
Provisions	—	988	1,158
Deferred tax liabilities	22,184	17,168	28,161
	392,826	432,462	405,927
Current liabilities
Derivative financial instruments	1,048	29	60
Current tax liabilities	5,813	900	1,128
Trade and other payables	67,221	78,451	66,106
Borrowings	15,438	11,759	17,625
Deferred revenue	130,490	146,278	131,712
Provisions	—	472	438
	220,010	237,889	217,069
Total equity and liabilities	1,100,362	1,118,311	963,390

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 December		Six months ended 31 December
	2013	2012	2013	2012
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	1,893	27,980	34,663	61,863
Debt finance costs relating to borrowings	(104)	—	(123)	—
Interest paid	(4,818)	(3,431)	(13,964)	(27,934)
Interest received	48	72	107	157
Income tax (paid)/refund	(759)	802	(1,246)	600
Net cash (used in)/generated from operating activities	(3,740)	25,423	19,437	34,686
Cash flows from investing activities
Purchases of property, plant and equipment	(2,785)	(5,942)	(6,878)	(9,338)
Proceeds from sale of property, plant and equipment	50	—	50	—
Purchases of players’ registrations	(3,837)	(3,361)	(37,287)	(38,258)
Proceeds from sale of players’ registrations	401	999	7,056	6,363
Net cash used in investing activities	(6,171)	(8,304)	(37,059)	(41,233)
Cash flows from financing activities
Proceeds from issue of shares	—	—	—	70,258
Expenses directly related to the issue of shares	—	(1,459)	—	(1,459)
Repayment of borrowings	(96)	(92)	(187)	(62,796)
Net cash (used in)/generated from financing activities	(96)	(1,551)	(187)	6,003
Net (decrease)/increase in cash and cash equivalents	(10,007)	15,568	(17,809)	(544)
Cash and cash equivalents at beginning of period	83,602	52,527	94,433	70,603
Exchange losses on cash and cash equivalents	(1,451)	(1,464)	(4,480)	(3,428)
Cash and cash equivalents at end of period	72,144	66,631	72,144	66,631

SUPPLEMENTAL NOTES

1              General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time.

2                               Reconciliation of profit for the period to adjusted EBITDA

	Three months ended 31 December		Six months ended 31 December
	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Profit for the period	19,040	16,218	18,747	36,686
Adjustments:
Tax expense/(credit)	11,301	12,146	11,124	(14,386)
Net finance costs	5,717	9,210	15,496	21,597
Profit on disposal of players’ registrations	(846)	(687)	(1,842)	(5,505)
Exceptional items	293	781	293	3,879
Amortisation of players’ registrations	13,418	10,660	25,322	20,483
Depreciation	2,085	1,852	4,068	3,769
Adjusted EBITDA	51,008	50,180	73,208	66,523

3                               Reconciliation of profit for the period attributable to owners of the parent to adjusted profit for the period and adjusted basic and diluted earnings per share

	Three months ended 31 December		Six months ended 31 December
	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Profit for the period attributable to owners of the parent	19,040	16,131	18,747	36,517
Add: profit for the period attributable to non-controlling interest	—	87	—	169
Profit for the period	19,040	16,218	18,747	36,686
Professional advisors fees relating to the issue of shares	—	781	—	3,879
Accelerated amortisation of issue discount and debt finance costs associated with the repurchase of senior secured notes	—	—	—	2,543
Premium on repurchase of senior secured notes	—	—	—	5,244
Foreign exchange (gain)/loss on US dollar denominated bank accounts	(317)	1,464	2,712	3,428
Foreign exchange gain on US dollar denominated borrowings	—	(1,165)	—	(8,809)
Fair value movement on derivative financial instruments	666	(73)	1,550	(57)
Hedge ineffectiveness of cash flow hedges	(248)	—	(248)	—
Tax expense/(credit)	11,301	12,146	11,124	(14,386)
Adjusted profit before tax	30,442	29,371	33,885	28,528
Adjusted tax expense (using a normalised US statutory rate of 35%)	(10,655)	(10,280)	(11,860)	(9,985)
	19,787	19,091	22,025	18,543
Subtract: profit for the period attributable to non-controlling interest	—	(87)	—	(169)
Adjusted profit for the period (i.e. adjusted net income)	19,787	19,004	22,025	18,374

Adjusted basic and diluted earnings per share (pence)	12.08	11.60	13.45	11.34
Weighted average number of ordinary shares outstanding (thousands)	163,812	163,826	163,816	161,980

4                               Cash generated from operations

	Three months ended 31 December		Six months ended 31 December
	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Profit for the period	19,040	16,218	18,747	36,686
Tax expense/(credit)	11,301	12,146	11,124	(14,386)
Profit before tax	30,341	28,364	29,871	22,300
Depreciation charges	2,085	1,852	4,068	3,769
Impairment charges	293	—	293	—
Amortisation of players’ registrations	13,418	10,660	25,322	20,483
Profit on disposal of players’ registrations	(846)	(687)	(1,842)	(5,505)
Net finance costs	5,717	9,210	15,496	21,597
Profit on disposal of property, plant and equipment	(43)	—	(43)	—
Equity-settled share-based payments	158	154	541	481
Exchange losses on operating activities	372	—	372	—
Fair value losses/(gains) on derivative financial instruments	34	102	(126)	(9)
Reclassified from hedging reserve	(330)	—	(518)	—
(Increase)/decrease in trade and other receivables	(3,951)	8,369	(3,941)	14,727
Decrease in trade and other payables and deferred revenue	(44,040)	(29,954)	(33,355)	(15,744)
Decrease in provisions	(1,315)	(90)	(1,475)	(236)
Cash generated from operations	1,893	27,980	34,663	61,863